Contact

www.linkedin.com/in/andrewjaykeller (LinkedIn)

Top Skills

Programming
Matlab
C

Certifications

Kuka Robotics Programming 1

AJ Keller

CEO at Neurosity
San Francisco, California, United States

Summary

CEO at Neurosity: Passionate about harnessing the power of our minds to improve mental health through innovative, user-friendly technology. Committed to enhancing well-being and making a lasting impact in people's lives.

Experience

Neurosity
Co-Founder
May 2018 - Present (5 years 3 months)
Greater New York City Area

Neurosity is reimagining brain-computer interfaces and neuro-powered applications.

Push The World
4 years

CEO & Founder
June 2014 - May 2018 (4 years)
Norwalk, CT

Chief Executive Officer; lead developer for all projects.

To see a current and ongoing list of projects Push The World has accomplished see www.pushtheworldllc.com

My software, hardware and firmware is leveraged everyday around the world to drive neuroscience forward!

Push The World became my full time job on 8/27/2015. I spend most of my time (+80%) as a systems engineer.

I'm a full stack engineer in the sense that I can design electrical circuits, layout printed circuit boards, write firmware in C or any other language, do

high speed Bluetooth or wifi low latency communications, create drivers to parse binary byte streams or subscribe to a ZMQ star pub/sub topology of interprocess communications, I can multi thread machine learning algorithms in python and deliver real time thought decoding on a low end MacBook air, I can design the Model-View-Controller in an Angular framework baked inside an electron application built on a continuous integration server.

First hardware product is out now! The Wifi Shield is plug & play accessory for the OpenBCI EEG/EMG/EKG bio-sensor ecosystems. Designed the electronic circuit, laid out printed circuit board, wrote firmware, sourced parts, work with manufacturing facility, launched product, produced documentation. The entire project is open source, search on Google "OpenBCI Wifi" or checkout the product for sale at the OpenBCI shop.

President

June 2015 - December 2015 (7 months)

Take from idea to reality.

NeuroTechX

Co-organizer of Boston Chapter

January 2016 - January 2017 (1 year 1 month)

Greater Boston Area

Work on a team to build an ecosystem for NeuroTech in the greater Boston Area.

Organize large scale meetups with talented speakers and interactive demos.

Address hundreds of members directly, whether in person or email.

Facilitate the successful execution of meetups, hack nights and other miscellaneous events.

Boeing

1 year 3 months

Robotics Engineer

February 2015 - August 2015 (7 months)

Ladson, South Carolina

Support the development of the first automated 737 MAX engine nacelle inlet using advance KUKA robotics.

http://www.reuters.com/article/2015/02/11/us-boeing-plant-south-carolina-idUSKBN0LF2OU20150211

File invention disclosure for advance hole measuring device.

Spearheaded program that identified waiting time in a production cell and successfully implemented new flow to prevent a 2nd shift.

Spearheaded new business for automation group using an analytical approach to identify the correct problems to solve; eliminating the classic problem of not solving the right problem.

Consistently rewarded and recognized for hard work with cash rewards and incentives.

IT Career Foundation Program
June 2014 - February 2015 (9 months)
charleston, south carolina

Elite group of intellects looking to specialize in the IT sector. Each participant rotates once a year for three years.

Analyze Enterprise Demand Management System to find potential ares of cost reduction for the company. Created a quick reference guide for managers and employees to use for cost reduction strategies.

Verify the data in a universal configuration management database using legacy resources. Required collaborating between nation wide teams, solving a problem never before attempted and learning how to use a MySQL database.

IT Recruiter for Clemson University which required: traveling to the school several times a year to host informational Q&A sessions, represent Boeing IT at the semi-annual career fairs, assist and run structured interviews, and give recommendations for potential employment.

Clemson University
Undergraduate Teaching Assistant
August 2011 - November 2013 (2 years 4 months)
Clemson, SC

Responsibilities include attending a 3-hour class 3 days a week. Record attendance and handle all paperwork. Assist with lab activity set-up and

clean-up as needed. Answer questions and evaluate completed in-class assignments for students. Hold a three hour evening help session once a week where I facilitate group learning, work one on one, but do not reveal solutions to students. Proctor exams for General Engineering courses.

Teach students the fundamentals of coding in MATLAB.

Sealevel Systems, Inc.

Test/Hardware Engineer (Intern)

May 2012 - July 2013 (1 year 3 months)

liberty, south carolina

Debugged custom embedded systems; read schematics and utilized complex tools to diagnose and repair problems;

Led project to create a Windows Wizard written in C# that modularized hardware verification to eliminate human error in product testing, required writing +50 test procedures;

Extensive experience testing Serial, Analog, and Digital I/O;

Built custom loopbacks for prototype testing;

Planned, wrote and carried out test plans on new boards;

Used a microscope and solder gun to replace faulty PCB components.

Create footprints for PCB components with Altium 10. Which includes researching data sheets for each component.

Create parts with PDXpert; which includes but not limited to linking datasheets, sources, schematics and footprints together.

Create database for of loop backs and test fixtures for product testing; each item in the database has a schematic pinout, picture, scanable/searchable barcode, and a physical location in the warehouse.

Education

Clemson University

Computer Engineering · (2010 - 2014)

Trinity Pawling School

Preparatory High School, Computers · (2007 - 2010)